J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

October 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste Murphy
Ada D. Sarmento
Sash Parikh
Michael Fay

Re:	Eargo, Inc.
Registration Statement on Form S-1, as amended (File No. 333-249075)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Eargo, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 15, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated October 9, 2020:

(i)	Dates of distribution: October 9, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of preliminary prospectuses furnished to investors: approximately 900

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 4

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Brandon Rice
	Name:	Brandon Rice
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]